Exhibit 99.1

BiondVax Begins NIH-Sponsored Phase 2 Clinical Trial

of its Universal Flu Vaccine in the United States

Ness Ziona, Israel – April 11, 2018

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) reported today the first participant enrollment in the United States in a Phase 2 clinical trial of the company’s universal flu vaccine candidate, M-001. The trial is sponsored by the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). Conducted under an FDA Investigational New Drug (IND), the trial marks M-001’s clinical debut in the United States.

Initially developed in Professor Ruth Arnon’s lab at the Weizmann Institute of Science in Israel, M-001 is comprised of nine epitopes common to influenza virus strains including both influenza Type A and B. In six completed clinical trials in Israel and Europe (two Phase 1/2 and four Phase 2), BiondVax’s universal flu vaccine candidate has been shown to be safe, well-tolerated, and immunogenic to a broad range of influenza strains.

As previously announced, a pivotal clinical efficacy Phase 3 trial is planned in Europe later this year. Co-funded by the European Union’s European Investment Bank (EIB), the trial will enroll 9,630 participants aged 50 years and older across four to six countries over a period of two flu seasons.1

Dr. Ron Babecoff, BiondVax’s CEO, commented, “We are honored to be merging the world-renowned clinical and biomedical expertise of NIAID-supported researchers with BiondVax’s universal flu vaccine development efforts. We are pleased to participate in NIAID’s focus on development of novel flu vaccines to improve protection against current strains and protect against emerging seasonal and pandemic threats.”

The NIAID-sponsored study, titled “A Phase II, Double-Blind, Multicenter, Randomized, Placebo-Controlled Trial to Assess the Safety, Reactogenicity and Immunogenicity of Two Doses of Multimeric-001 (M-001) Followed by Seasonal Quadrivalent Influenza Vaccine” is being conducted at three sites (University of Iowa, Cincinnati Children's Hospital Medical Center in Ohio, and Baylor College of Medicine in Houston, Texas), with laboratory support by St. Louis University in St. Louis, Missouri. These sites are part of the NIAID-funded network of Vaccine and Treatment Evaluation Units (VTEUs).

A total of 120 participants aged 18 to 49 years will be randomly assigned to receive either two doses of M-001 or two doses of a placebo, with the doses spaced several weeks apart. A few months following the second injection, all participants will receive a currently marketed unadjuvanted quadrivalent seasonal influenza vaccine. Safety and immunogenicity will be assessed and compared between the groups receiving M-001 and placebo.

Additional information regarding both the NIAID-sponsored Phase 2 trial and the pivotal clinical efficacy Phase 3 trial are published on the clinicaltrials.gov website at https://clinicaltrials.gov/ct2/show/NCT03058692, and www.clinicaltrials.gov/ct2/show/NCT03450915, respectively.

1 http://www.biondvax.com/2018/03/biondvax-appoints-cro-to-conduct-pivotal-clinical-efficacy-phase-3-trial-of-its-novel-universal-flu-vaccine-candidate/

About BiondVax Pharmaceuticals Ltd

BiondVax is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the prosecution and outcome of the Phase 2 and Phase 3 trials, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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